UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

(Amendment No. 2)

Roadrunner Transportation Systems, Inc.

(Name of Issuer)

Common Stock par value 0.01

(Title of Class of Securities)

76973Q 105

(CUSIP Number)

April 12, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76973Q 105

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Eos Capital Partners III, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power
	6	Shared voting power 211,394
	7	Sole dispositive power
	8	Shared dispositive power 211,394
9	Aggregate amount beneficially owned by each reporting person 211,394
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.6%
12	Type of reporting person PN

CUSIP No. 76973Q 105

1	Names of reporting persons Eos Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power
	6	Shared voting power 211,394
	7	Sole dispositive power
	8	Shared dispositive power 211,394
9	Aggregate amount beneficially owned by each reporting person 211,394
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.6%
12	Type of reporting person PN

CUSIP No. 76973Q 105

1	Names of reporting persons ECP General III, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power
	6	Shared voting power 211,394
	7	Sole dispositive power
	8	Shared dispositive power 211,394
9	Aggregate amount beneficially owned by each reporting person 211,394
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.6%
12	Type of reporting person PN

CUSIP No. 76973Q 105

1	Names of reporting persons ECP III, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power
	6	Shared voting power 211,394
	7	Sole dispositive power
	8	Shared dispositive power 211,394
9	Aggregate amount beneficially owned by each reporting person 211,394
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.6%
12	Type of reporting person OO

CUSIP No. 76973Q 105

1	Names of reporting persons Eos General, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power
	6	Shared voting power 211,394
	7	Sole dispositive power
	8	Shared dispositive power 211,394
9	Aggregate amount beneficially owned by each reporting person 211,394
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.6%
12	Type of reporting person OO

CUSIP NO. 76973Q 105

Item 1.	(a)	Name of Issuer:

Roadrunner Transportation Systems, Inc. (the “Issuer”)

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

4900 S. Pennsylvania Ave., Cudahy, Wisconsin 53110-8903

Item 2.	(a)	Name of Person(s) Filing:

Eos Capital Partners III, L.P. Eos Partners, L.P. ECP General III, L.P. ECP III, LLC Eos General, L.L.C.

Item 2.	(b)	Address of Principal Business Office or, if none, Residence:

320 Park Avenue New York, New York 10022

Item 2.	(c)	Citizenship or Place of Organization:

See Item 4 of each cover page.

Item 2.	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2.	(e)	CUSIP Number:

76973Q 105

Item 3.	Not applicable.

CUSIP NO. 76973Q 105

Item 4.	Ownership.

(a) Amount beneficially owned:

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 35,364,397 shares of Common Stock outstanding. This includes 35,009,093 shares outstanding as of March 12, 2013, as reported in the Issuer’s Annual Report on Form 10-K filed on March 14, 2013, plus 276,095 shares of Common Stock issued to Eos Capital Partners III, L.P. (“ECP III”) upon the exercise in full of warrants previously issued to ECP III and 79,209 shares of Common Stock issued to Eos Partners, L.P (“Eos Partners”) upon the exercise in full of warrants previously issued to Eos Partners. Amounts shown include 161,898 shares of Common Stock held by ECP III and 49,496 shares of Common Stock held by Eos Partners. ECP III, LLC is the general partner of ECP General III, L.P., the general partner of ECP III. Eos General, L.L.C. is the general partner of Eos Partners. Because each of these funds is ultimately under common management that shares the power to direct the voting and disposition of the shares, each of these entities may be deemed to share beneficial ownership of the shares owned by the others. Each of these entities disclaims this beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owner of the shares for purposes of Section 13 or for any other purpose, except to the extent of their pecuniary interest therein.

(b) Percent of class:

See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of a Group:

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2013

EOS CAPITAL PARTNERS III, L.P.

By: ECP General III, L.P., its general partner

By: ECP III, LLC, its general partner

By:	/s/ Brian Young
Name:	Brian Young
Title:	Chairman

ECP GENERAL III, L.P.

By: ECP III, LLC, its general partner

By:	/s/ Brian Young
Name:	Brian Young
Title:	Chairman

ECP III, LLC

By:	/s/ Brian Young
Name:	Brian Young
Title:	Chairman

EOS PARTNERS, L.P.

By: Eos General, L.L.C., its general partner

By:	/s/ Brian Young
Name:	Brian Young
Title:	Managing Member

EOS GENERAL, L.L.C.

By:	/s/ Brian Young
Name:	Brian Young
Title:	Managing Member